Press Release

 GreenPower Secures $5 Million Revolving Loan with EDC to Fund
All-Electric Vehicle Production for Customer Orders

Vancouver, Canada - February 13, 2024 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, has entered into a revolving loan agreement with Export Development Canada ("EDC") for up to $5 million (the "Facility") to fund all-electric vehicle production pursuant to customer orders. The Facility expands EDC's support to GreenPower beyond its existing letter of credit guarantee.

The Facility provides additional liquidity to GreenPower to fund all-electric vehicle production for approved customer orders, allowing for multiple advances over a two-year period with repayments when vehicles are delivered. The revolving nature of the Facility provides the flexibility to fund multiple orders and offers incremental capital in addition to GreenPower's existing $8 million operating line of credit and the guarantee of up to $5 million of standby letters of credit provided by EDC.

GreenPower manufactures a suite of all-electric, purpose-built, zero-emission vehicles that serves the cargo and delivery market, shuttle and transit space and school bus sector.

"GreenPower is excited to be expanding our relationship with EDC and secure a credit Facility that will accelerate our production of all-electric vehicles with existing orders. This Facility allows us to access funding over multiple orders for the next two years which has a multiplier effect on the sales we can generate," said Fraser Atkinson, CEO of GreenPower. "The mix of funding from EDC is a great fit with our production requirements and fulfilling our order book without shareholder dilution."

"EDC is thrilled to support GreenPower's international growth journey as they manufacture a wide range of commercial electric vehicles" said Guillermo Freire, Senior Vice-President, Mid-Market and responsible for Cleantech at EDC. "As a strategic partner, EDC is focused on supporting medium size companies like GreenPower achieve their true global potential."

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

Allie Potter

Media Relations

(218) 766-8856

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com.

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2024 GreenPower Motor Company Inc. All amounts expressed in US dollars. All rights reserved.